Exhibit 4







016570| 003590|127C|RESTRICTED||4|057-423

COMMON STOCK

PAR VALUE $.001

Certificate Number

ZQ 000000

UNITED FIRE GROUP, INC.

CEDAR RAPIDS, IOWA

COMMON STOCK

THIS CERTIFICATE IS TRANSFERABLE IN CANTON, MA AND NEW YORK, NY

Shares

000000****
000000**
****000000****
*****000000***
******000000**

INCORPORATED UNDER THE LAWS OF THE STATE OF IOWA

CUSIP 910331 10 7

SEE REVERSE FOR CERTAIN DEFINITIONS

THIS CERTIFIES THAT

MR. SAMPLE & MRS. SAMPLE &
MR. SAMPLE & MRS. SAMPLE

is the owner of

***ZERO HUNDRED THOUSAND
ZERO HUNDRED AND ZERO***

FULLY PAID AND NONASSESSABLE SHARES OF COMMON STOCK, OF

United Fire Group, Inc. transferable on the books of the Corporation in person or by duly authorized attorney upon surrender of this Certificate properly endorsed. This Certificate is not valid until countersigned and registered by the Transfer Agent and Registrar.

In Witness Whereof, the said Corporation has caused this Certificate to be signed by its duly authorized officers and a facsimile of its seal affixed.

President & CEO

Secretary

UNITED FIRE GROUP, INC. CORPORATE SEAL CEDAR RAPIDS, IOWA

DATED <<Month Day, Year>>

COUNTERSIGNED AND REGISTERED:
COMPUTERSHARE TRUST COMPANY, N.A.
TRANSFER AGENT AND REGISTRAR,

By ______________________
AUTHORIZED SIGNATURE

SECURITY INSTRUCTIONS ON REVERSE

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0165701 003590127 CIRESTRICTED|4057 -423 NNNNN COMMON STOCK COMMON STOCK PO PAR VALUE $.001 THIS CERTIFICATE IS TRANSFERABLE IN ADD ADD ADD ADDMR CANTON, MA AND NEW YORK, NY 4 32 1A BOX Certificate Shares DESIGNATION SAMPLE Number * * 000000 * ** * * * 43004, (IF * ** 000000 * * ** * ZQ 000000 * * ** 000000 * * ** ANY) * * * ** 000000 * * * Providence, INCORPORATED UNDER THE LAWS OF THE STATE OF IOWA * * ** * * 000000 ** ** Mr. Alexander David Sample * ** Mr. Alexander David Sample * ** Mr. Alexander David Sample * ** Mr. Alexander David Sample * ** Mr. Alexander David Sample * ** Mr. Alexander David Sample R * ** Mr. Alexander David Sample * ** Mr. Alexander David Sample * ** Mr. Alexander David Sample * ** Mr. Alexander David THIS CERTIFIES THAT Sample * ** Mr. Alexander David Sample * ** Mr. Alexander David Sample * ** Mr. Alexander David Sample * ** Mr. Alexander David Sample * ** Mr. Alexander David Sample * ** Mr. Alexander David Sample MR. * ** Mr. Alexander SAMPLE David Sample * ** Mr. Alexander David &Sample MRS. * ** Mr. Alexander
David SAMPLE Sample * ** Mr. Alexander David & Sample * ** Mr. Alexander David Sample * ** Mr. Alexander David Sample * ** Mr. Alexander David Sample * ** Mr. Alexander David Sample * ** Mr. Alexander David Sample * ** CUSIP 910331 10 7 Mr. Alexander David Sample * ** Mr. Alexander David Sample * ** Mr. Alexander David Sample * ** Mr. Alexander David Sample * ** Mr. Alexander David Sample 02940 * ** Mr. Alexander David Sample * ** Mr. Alexander David Sample * ** Mr. Alexander David Sample * ** Mr. Alexander David Sample * ** Mr. Alexander David Sample * ** Mr. Alexander David Sample * ** Mr. Alexander David Sample * ** Mr. Alexander David Sample * ** Mr. Alexander — David Sample * ** MR. Mr. Alexander David SAMPLE Sample * ** Mr. Alexander David & Sample MRS. * ** Mr. Alexander David SAMPLE Sample * ** Mr. Alexander David Sample * ** Mr. SEE REVERSE FOR CERTAIN DEFINITIONS Alexander David Sample * ** Mr. Alexander David Sample * ** Mr. Alexander David Sample * ** Mr. Alexander David Sample * ** Mr. Alexander David Sample * ** 3004
Mr. Alexander David Sample * ** Mr. Alexander David Sample * ** Mr. Alexander David Sample * ** Mr. Alexander David Sample * ** Mr. Sample * ** Mr. Sample is the owner of **000000 **Shares** *000000 **Shares** *000000 **Shares** *000000 **Shares** *000000 **Shares** *000000 **Shares** *000000 **Shares** *000000 **Shares** *000000 **Shares** *000000 **Shares** *000000 **Shares** *000000 **Shares** *000000 **Shares** *000000 **Shares** *000000 **Shares** *000000 **Shares** *000000 **Shares** *00 **ZERO HUNDRED THOUSAND 0000*Shares** *000000*Shares** *000000*Shares** *000000*Shares** *000000*Shares** *000000*Shares** *000000*Shares** *000000*Shares** *000000*Shares** *000000*Shares** *000000*Shares** *000000*Share
s** 000000*Shares** *000000*Shares** *000000*Shares** *000000*Shares** *000000*Shares** *000000*Shares** *000000*Shares** *000000*Shares** *000000*Shares** *000000*Shares** *000000*Shares** *000000*Shares** *000000*Shares** *000000*Shares** *000000*Shares** *000000*Shares** *000000*Shares** *000000*Shares** *000000 ZERO HUNDRED AND ZERO** *Shares** *000000 **Shares** *000000 **Shares** *000000 **Shares** *000000 **Shares** *000000 **Shares** *000000*Shares** *000000*Shares** *000000*Shares** *000000*Shares** *000000*Shares** *000000*Shares** *000000*Shares** *000000*Shares** *000000*S FULLY PAID AND NONASSESSABLE SHARES OF COMMON STOCK, OF United Fire Group, Inc. transferable on the books of the Corporation in person or by duly authorized attorney Total DTC upon surrender of this Certificate properly endorsed. This
Certificate is not valid until countersigned and Holder CUSIP registered by the Transfer Agent and Registrar. Number Certificate of Insurance ID Value In Witness Whereof, the said Corporation has caused this Certificate to be signed by its duly authorized officers and a facsimile of its seal affixed. Transaction 123 456 7890/1 2345 678 90 123 456 789 0/12 345 678 90 1 234 567 890/123 456 789 0 1 234 567 890/ 123 456 789 0 12 345 678 90/1 234 567 890 12 3456 789 0/1 234 567 890 Numbers Shares DATED <<Month Day, Year>> COUNTERSIGNED AND REGISTERED: Num/No 1 234 567 890 123 45 1 234 567 8 COMPUTERSHARE TRUST COMPANY, N.A. 666 555 444 333 222 111 Denom. President & CEO TRANSFER AGENT AND REGISTRAR, Total XXXXXX 7 0 0.1,000,000 XX 123456 XXXXXXXXX X By Secretary AUTHORIZED SIGNATURE U FCS

UNITED FIRE GROUP, INC.

The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM - as tenants in common

TEN ENT - as tenants by the entireties

JT TEN - as joint tenants with right of survivorship

UNIF GIFT MIN ACT - _____Custodian_____ &
nbsp;___
        (Cust)   (Minor)
under Uniform Gifts to Minors
Act._____
              (State)

UNIF TRF MIN ACT - _____Custodian (until age
_____)
        (Cust)
_____under Uniform Transfers to Minors Act
_____
 (Minor)   (State)

Additional abbreviations may also be used though not in the above list.

For value received, _____hereby sell, assign and transfer unto

PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE

(PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS, INCLUDING POSTAL ZIP CODE, OF ASSIGNEE)

Shares

of the common stock represented by the within Certificate, and do hereby irrevocably constitute and appoint

Attorney

to transfer the said stock on the books of the within named Corporation with full power of substitution in the premises.

Dated: _____ 20 _____

Signature: _____

Signature: _____

Notice: The signature to this assignment must correspond with the name as written upon the face of the certificate, in every particular, without alteration or enlargement, or any change whatever.

Signature(s) Guaranteed: Medallion Guarantee Stamp
THE SIGNATURE(S) SHOULD BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (Banks, Stockbrokers, Savings and Loan Associations and Credit Unions) WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM, PURSUANT TO S.E.C. RULE 17Ad-15.



The IRS requires that we report the cost basis of certain shares acquired after January 1, 2011. If your shares were covered by the legislation and you have sold or transferred the shares and requested a specific cost basis calculation method, we have processed as requested. If you did not specify a cost basis calculation method, we have defaulted to the first in, first out (FIFO) method. Please visit our website or consult your tax advisor if you need additional information about cost basis.

If you do not keep in contact with us or do not have any activity in your account for the time periods specified by state law, your property could become subject to state unclaimed property laws and transferred to the appropriate state.

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